Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Form 8-K of our report dated October 2, 2014, with respect to the consolidated balance sheets of First Surgical Partners, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years then ended.

/s/ Whitley Penn LLP

Dallas, Texas
March 19, 2015